September 1, 2015

VIA E-MAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Jennifer Gowetski, Special Counsel

Re:	Logistics Property Trust Inc.
Amendment No. 2 to Registration Statement on Form S-11
Filed September 1, 2015
File No. 333-200594

Dear Ms. Gowetski:

On behalf of Logistics Property Trust Inc., a Maryland corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, and the rules and regulations promulgated thereunder (the “Securities Act”), please find attached for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR, a complete copy of Pre-Effective Amendment No. 2 to the above-referenced Registration Statement (the “Registration Statement”) on Form S-11 (“Pre-Effective Amendment No. 2”).

Pre-Effective Amendment No. 2 includes revisions in response to the comment letter from the Staff of the Commission (the “Staff”) to Dwight L. Merriman III of the Company, dated March 19, 2015 (the “Comment Letter”). This letter provides responses to the Comment Letter, with responses keyed to the numbered comments in the Comment Letter.

For the Staff’s convenience, the Company is providing the Staff with one clean copy of Pre-Effective Amendment No. 2 and four marked copies of Pre-Effective Amendment No. 2, which have been marked to indicate the location of changes from Pre-Effective Amendment No. 1 to the Registration Statement filed on February 27, 2015, together with four copies of this response letter.

General

1.	We note your disclosure on page 1 that you will pay distribution fees on Class T shares sold pursuant to your distribution reinvestment plan to the extent permitted by the Financial Industry Regulatory Authority, Inc., or FINRA. Please explain to us what you mean by ‘to the extent permitted by FINRA’ and whether you expect to pay distribution fees on Class T shares sold pursuant to your distribution reinvestment plan until the 10% cap is reached.

Ms. Jennifer Gowetski

September 1, 2015

Response:

The Company advises that it has revised the disclosure in Pre-Effective Amendment No. 2, on page 1 and elsewhere in the prospectus, to indicate that it will not pay a distribution fee on Class T shares sold pursuant to the Company’s distribution reinvestment plan.

2.	You state on page 2 that the per share amount of distributions on Class A shares and Class T shares will differ because of different class-specific expenses. Please revise to clarify, if true, that (i) the class-specific expenses to which you refer are the distribution fees and (ii) the only difference in the amounts of distributions to be paid with respect to each class of shares is the distribution fees.

Response:

The Company describes the class-specific fees, which include sales commissions, dealer manager fees and distribution fees, beginning on page 1 of Pre-Effective Amendment No. 2. The Company advises that it has revised the disclosure on pages 2-3 of Pre-Effective Amendment No. 2 to clarify that the only difference in the distributions paid with respect to the Class A shares and Class T shares will be due to the distribution fees that will reduce the distributions on Class T shares.

3.	Please revise to state how long a holder of a Class T share should expect to pay the distribution fees and the aggregate amount that a Class T holder should expect to pay before reaching the 10% cap.

Response:

The Company advises that it has added a new last sentence to footnote 1 on page 2 that reads: “Assuming a constant gross offering price or estimated per share value of $9.4149 and assuming none of the shares purchased were redeemed or otherwise disposed of or converted prior to the 10% limit being reached, we expect that with respect to a one-time $10,000 investment in Class T shares, approximately $550 in distribution fees will be paid to the Dealer Manager over 5.5 years. For further clarity, if an investor purchased one Class T share, assuming a constant gross offering price or estimated per share value of $9.4149, an investor would pay approximately $0.52 in distribution fees to the Dealer Manager over approximately 5.5 years.”

4.	We note your disclosure on page 2 that, in the event of any voluntary or involuntary liquidation, dissolution or winding up, or any liquidating distribution of your assets, then such assets, or the proceeds therefrom, will be distributed between the holders of Class A shares and Class T shares ratably in proportion to the respective NAV for each class until the NAV for each class has been paid. Please revise to clarify, if true, that NAV will be determined as a whole for both Class A and Class T based on the aggregate assets and then any differences in NAV attributable to each class will be determined.

Ms. Jennifer Gowetski

September 1, 2015

Response:

The Company advises that it has revised Pre-Effective Amendment No. 2, on page 3 and elsewhere in the prospectus, to include the following sentence: “We will calculate the NAV per share as a whole for all Class A shares and Class T shares and then will determine any differences attributable to each class.”

5.	We further note your disclosure on page 2 that you expect the net asset value per share of each Class A and Class T share to be the same. To the extent applicable, please briefly describe the causes for any potential differences in NAV for Class A shares and NAV for Class T shares or advise.

Response:

The Company believes that the distribution fee payable on the Class T shares would be the only cause for any potential differences in net asset value for Class A shares and Class T shares over time. The Company advises that it has revised Pre-Effective Amendment No. 2, on page 2 and elsewhere in the prospectus, to include the following sentence: “We currently expect that the conversion will be on a one-for-one basis, as we expect the NAV per share of each Class A share and Class T share to be the same, except in the unlikely event that the distribution fees payable by us exceed the amount otherwise available for distribution to holders of Class T shares in a particular period (prior to the deduction of the distribution fees), in which case the excess will be accrued as a reduction to the NAV per share of each Class T share.”

Risk Factors, page 29

If we were considered to actually or constructively pay a “preferential dividend” . . . page 61

6.	Please tell us whether you have sought a ruling from the IRS with respect to any differences in dividends attributed to the Class A shares as compared to the Class T shares.

Response:

The Company advises that it has revised Pre-Effective Amendment No. 2, on pages 62, 63, 153 and 167, to include disclosure indicating that the Company has requested a ruling from the Internal Revenue Service with respect to its multi-class stock structure, its ability to deduct dividend payments in connection with that structure and the possible effect of the multi-class structure on the Company’s qualification as a real estate investment trust.

Ms. Jennifer Gowetski

September 1, 2015

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If you should have any questions about this letter or require any further information, please call me at 202-331-3169.

Sincerely,

Greenberg Traurig, LLP

/s/ Alice L. Connaughton
Alice L. Connaughton
Shareholder

cc: Dwight L. Merriman III, Logistics Property Trust Inc.